

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

<u>Via E-Mail</u>
Henry D. Fahman
Interim Chief Financial Officer
Catalyst Resource Group, Inc.
17011 Beach Blvd., Suite 1230
Huntington Beach, CA 92647

> **Re:** **Catalyst Resource Group, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed November 17, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 22, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 001-03477**

Dear Mr. Fahman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K/A for Fiscal Year Ended December 31, 2011, filed November 17, 2011</u>

<u>Exhibits 31.1 and 31.2</u>

1. We partially reissue our comment two issued on June 23, 2011. In future filings or any amended filing, please eliminate all references to "small business issuer" and refer to yourself as "the registrant," revise paragraph 4 to reference the appropriate rules, i.e., as defined in Exchange Act Rules 13a-15(e), and 15d-15(e)." Please further revise paragraph four to include the introductory language referring to "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the

registrant……..” In addition, expand paragraph 4b to address the design of internal control over financial reporting. Refer to Item 601(b) 31 of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Cover Page

2. Please use the updated cover page for the Form 10-Q that includes applicable language and boxes to be checked indicating compliance with Rule 405 of Regulation S-T. Please also check the “yes” box to indicate you have complied with this Rule. This comment also applies to your Form 10-Q for the fiscal quarter ended June 30, 2011.

Item 1. Financial Statements

3. We note that the interim financial statements as of and for the interim period ended September 30, 2011 have been omitted. Please further amend your filing accordingly.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Exhibits

4. Revise to file the interactive data file as an exhibit to the Form 10-Q as required by Item 601(b)(101) of Regulation S-K.

General

5. We note the explanatory note to the 2010 Form 10-K/A. As previously requested, please provide a written statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining